

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 9, 2007

via U.S. mail and facsimile

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re: China-Biotics, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed July 13, 2007**
> **File No. 333-132670**
>
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 21, 2007**
> **File No. 333-110733**

Dear Mr. Jinan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   Please monitor your need to provide interim financial statements in accordance with Item 310(g) of Regulation S-B. If you update the registration statement to include interim financial statements, please correspondingly update all of the related disclosure in the Form SB-2.

Risk Factors

"We face potential tax exposure," page 6

2.   Remove the last clause of this risk factor relating to management's belief that the payment of penalties is unlikely, as it mitigates the risk stated. Also provide us with supplemental support to explain the basis for management's belief, which you also state at pages 19 and 22.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations for Fiscal Year ended March 31, 2006 compared with the fiscal year ended March 31, 2007, page 16

3.   Please expand your discussion to address your financial condition and results of operations and prospects for the future. Also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note that the sales of Shining Essence decreased in the last fiscal year, while the sales of other products increased, your plans to expand the geographic areas in which you sell your products, expand the retail sales of your products and open 300 stores, and add a significant number of new employees (over 1,000).

Business

Current Operations

Overview, page 27

4.   We note that your OHSAS 18001 and HACCP certifications have expired. Please revise your disclosure accordingly, and discuss the impact of the expiration in each case.

China Market, page 29

5.   We note your statement that Pacific Bridge Medical estimates that the functional foods market will grow to over $9.7 billion by 2010. Please state how investors may obtain a copy of this report and whether it is available for free or for a nominal sum. Also file as an exhibit Pacific Bridge Medical's consent to be named as an expert in the prospectus.

Management

Board Structure and Composition, page 40

6.   Provide the information required by Item 407(a) of Regulation S-B.

Executive Compensation

7.   Please explain why Mr. Li received no compensation for his services during the period November 13, 2006 to March 31, 2007.

19. Commitments, page F-34

8.   We note that you entered into an agreement on March 21, 2006 that will require you to pay a one-time fee of $2,100,828 for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District. Please tell us why you have not recorded a liability for this transaction. Without limitation, please address the probability of its approval by the local government authorities.

Unaudited Parent Company Condensed Financial Statements, page F-39

9.   Please remove all reference to the SEC in your disclosures under this heading.

10.   We note from your response letter dated August 7, 2006 that you do not believe presentation of the condensed financial information required under Rule 5-04 of Regulation S-X would be meaningful for investors for the interim period as the share exchange occurred on March 22, 2007. However, it is unclear why you include only a condensed balance sheet for the fiscal year ended March 31, 2007. In this regard, Rule 5-04 of Regulation S-X requires condensed financial information as to financial position, changes in financial position and results of operations of the registrant as of the same dates and for the same periods for which audited consolidated financial statements are required. Please revise your presentation accordingly or otherwise advise why you believe your presentation is appropriate. Additionally, please address your inclusion of unaudited condensed financial statements.

11. Please explain why the condensed financial statements are not included in your Form 10-KSB for the fiscal year ended March 31, 2007.

Exhibit Index

Exhibits 5.1 and 23.3

12. We note that the name of your law firm has changed since you originally filed Exhibits 5.1 and 23.3. Please obtain and file new exhibits that reflect the new name of your law firm.

Form 10-KSB for the Fiscal Year Ended March 31, 2007

13. Please make applicable changes to the Form 10-KSB as they relate to the comments issued for the Form SB-2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Song Jinan
China-Biotics, Inc.
August 9, 2007
Page 5

       You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director

cc: Eric Simonson, Esq. (by facsimile)
       J. Davis
       J. Goeken
       D. Levy
       T. Levenberg